UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

Commission File Number 000-29546

Adastra Minerals Inc.

(Translation of registrant's name into English)

St. George’s House, 15 Hanover Square, London, England W1S 1HS

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

IFC and IDC finalise Option Exercises for Kolwezi Shareholdings

Trading: TSX and AIM: AAA

LONDON, U.K. (October 17 2005) - Adastra Minerals Inc. (“Adastra” or “the Company”) announces that the Industrial Development Corporation of South Africa (“IDC”) and the International Finance Corporation (“IFC”), the World Bank Group’s private sector arm, have now executed definitive agreements with Adastra, exercising their options to acquire respectively 10% and 7.5% shareholdings in Kingamyambo Musonoi Tailings Sarl (“KMT”). KMT owns 100% of, and will develop, the Kolwezi tailings deposit (“Kolwezi Project”) in the Democratic Republic of Congo (“DRC”).

The IDC and IFC have acquired their equity interests in KMT at prices based on the allowable expenditures on the Kolwezi Project up to the date of exercising their respective options, and will pre-fund their respective proportions (based on ownership of Class C shares) of the estimated costs of taking the Kolwezi Project forward to the decision to construct. As a result, Adastra’s wholly owned subsidiary, Congo Mineral Developments Limited (“CMD”), will receive approximately US$12 million in cash.

“Exercising these options is a very strong endorsement of the IDC’s and IFC’s support for the Kolwezi Project,“ said Tim Read, CEO of Adastra. “Having two such partners also demonstrates the importance Adastra places on Sustainable Development. This project has the potential to bring important social, environmental and macro-economic benefits to the Kolwezi region of the DRC. We look forward to harnessing the extensive experience of these two notable organisations and working together to finance and develop the Kolwezi Project according to world standards.”

Geoffrey Qhena, CEO of IDC, said: “We are exercising the options because this project fits in well with our investment strategy for Africa that we participate in projects that are geared to make a difference by creating jobs. Kolwezi is a project that surely will make a difference amongst the communities of Kolwezi. We anticipate that this project shall generate socio-economic benefits to the people living in the region.”

Rashad Kaldany, Director of IFC’s Oil, Gas, Mining and Chemicals Department noted that the Kolwezi Project is currently the most advanced mining project in the DRC, and would be the first one to move forward under the country’s new mining code, which, amongst other things, regulates the accrual of financial benefits from mining to central and local governments. The IFC cooperates closely with the World Bank, which assisted in the drafting of the code. “If the development of the project proceeds as planned, the Kolwezi Tailings project has the potential to act as a benchmark project through its commitment to revenue transparency and local community development. Moreover, a successful project implementation should give confidence to further private sector development in the DRC’s mining sector. The IFC is particularly pleased that both Adastra and the Government of the DRC are committed to the principles of the Extractive Industries Transparency Initiative (EITI).”

Following the completion of the transactions, the share ownership of KMT will be as follows:

Capital Structure		Shareholders	Ownership
Class of Shares	% of KMT		% of class	% of KMT
A	5.0	Government of the DRC	100.0	5.0
B	12.5	Gécamines	100.0	12.5
C	82.5	CMD IDC IFC	78.8 12.1 9.1	65.0 10.0 7.5
	_____ 100.0	Total		_____ 100.0

About the Industrial Development Corporation of South Africa

The IDC (www.idc.co.za) is a self-financing, South African state-owned national development finance institution that provides financing to entrepreneurs engaged in competitive industries. It follows normal company policies and procedures in its operations, pays income tax at corporate rates and dividends to its shareholder, and reports on a consolidated basis, with its annual report freely available to the public.

Its primary objectives are to contribute to balanced sustainable economic growth in Africa and to the economic empowerment of the South African population, thereby promoting the economic prosperity of all citizens of the African continent.

About the International Finance Corporation

The International Finance Corporation is the private sector arm of the World Bank Group and is headquartered in Washington, D.C. IFC coordinates its activities with the other institutions of the World Bank Group but is legally and financially independent. Its 178 member countries provide its share capital and collectively determine its policies.

The mission of IFC is to promote sustainable private sector investment in developing and transition countries, helping to reduce poverty and improve people’s lives. IFC finances private sector investments in the developing world, mobilizes capital in the international financial markets, helps clients improve social and environmental sustainability, and provides technical assistance and advice to governments and businesses. From its founding in 1956 through FY05, IFC has committed more than $49 billion of its own funds and arranged $24 billion in syndications for 3,319 companies in 140 developing countries. For more information, visit www.ifc.org.

About the Kolwezi Project

Adastra’s Kolwezi Project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 1.49% copper and 0.32% cobalt, as determined by Dr. Isobel Clark of Geostokos Limited, a “qualified person” as defined by the Canadian Securities Administrators’ NI 43-101.This resource has the potential to host one of the world’s largest and lowest cost cobalt producers. A definitive feasibility study is expected to be completed in the first quarter of 2006. If this study is favourable, construction is expected to commence before year-end, with first production in mid 2008. The project is expected to produce initially approximately 5,500 tonnes of cobalt and 30,000 tonnes of copper annually, at which level of output Kolwezi has a mine life in excess of 50 years.

Such a project would generate significant taxation, royalty and dividend revenues to the Government, as well as providing local employment and contributing to the regeneration of the DRC’s copper belt infrastructure.

About Adastra

Adastra is an international mining company listed on the Toronto Stock Exchange and on AIM, in London, under the symbol “AAA”. It is currently developing several mineral assets in Central Africa, including the Kolwezi Project and the possible rehabilitation of the Kipushi zinc mine in the DRC. Adastra’s growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

Contact us:

Adastra in London
Tim Read	Justine Howarth / Cathy Malins
Chief Executive Officer	Parkgreen Communications
T: +44 (0)20 7355 3552	T: +44 (0)20 7493 3713
F: +44 (0)20 7355 3554	F: +44 (0)20 7491 3936
E: london@adastramin.com	E: justine.howarth@parkgreenmedia.com
IDC in South Africa	IFC in Washington
Dante Mashile, CPRP	Joe O’Keefe
Head of Corporate Affairs	Senior Manager Corporate Relations
Industrial Development Corporation	International Finance Corporation
T:+27 11 269 3891	T: +1 202 458 4032
M:+27 83 643 1859	E: jokeefe@ifc.org
F:+27 11 269 3894	http://www.ifc.org
E:dantem@idc.co.za
http://www.idc.co.za

Adastra in North America

Martti Kangas

The Equicom Group

T: +1 416 815 0700 x. 243

+1 800 385 5451 (toll free)

F: +1 416 815 0080

E: mkangas@equicomgroup.com

This News Release contains forwardlooking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company’s plans for its principal properties in the Democratic Republic of Congo (“DRC”). These forwardlooking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forwardlooking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company’s operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20–F for the year ended October 31, 2004 and Reports on Form 6–K filed with the Securities and Exchange Commission.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Adastra Minerals Inc. (the “Company”)

Suite 950 - 1055 West Georgia Street

Vancouver, BC V6E 3P3

Item 2.	Date of Material Change

October 17, 2005

Item 3.	News Release

The News Release dated October 17, 2005 was forwarded to the Toronto Stock Exchange and disseminated via Canada Newswire (North American Disclosure).

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company announced that the Industrial Development Corporation of South Africa and the International Finance Corporation, the World Bank Group’s private sector arm, have now executed definitive agreements with the Company, exercising their options to acquire respectively 10% and 7.5% shareholdings in Kingamyambo Musonoi Tailings Sarl (“KMT”). KMT owns 100% of, and will develop, the Kolwezi tailings deposit (“Kolwezi Project”) in the Democratic Republic of Congo.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Tim Read, President

44-207-355-3552

Item 9.	Date of Report

Dated at Vancouver, BC, this 17th day of October, 2005.

SCHEDULE A

IFC and IDC finalise Option Exercises for Kolwezi Shareholdings

Trading: TSX and AIM: AAA

LONDON, U.K. (October 17 2005) - Adastra Minerals Inc. (“Adastra” or “the Company”) announces that the Industrial Development Corporation of South Africa (“IDC”) and the International Finance Corporation (“IFC”), the World Bank Group’s private sector arm, have now executed definitive agreements with Adastra, exercising their options to acquire respectively 10% and 7.5% shareholdings in Kingamyambo Musonoi Tailings Sarl (“KMT”). KMT owns 100% of, and will develop, the Kolwezi tailings deposit (“Kolwezi Project”) in the Democratic Republic of Congo (“DRC”).

The IDC and IFC have acquired their equity interests in KMT at prices based on the allowable expenditures on the Kolwezi Project up to the date of exercising their respective options, and will pre-fund their respective proportions (based on ownership of Class C shares) of the estimated costs of taking the Kolwezi Project forward to the decision to construct. As a result, Adastra’s wholly owned subsidiary, Congo Mineral Developments Limited (“CMD”), will receive approximately US$12 million in cash.

“Exercising these options is a very strong endorsement of the IDC’s and IFC’s support for the Kolwezi Project,“ said Tim Read, CEO of Adastra. “Having two such partners also demonstrates the importance Adastra places on Sustainable Development. This project has the potential to bring important social, environmental and macro-economic benefits to the Kolwezi region of the DRC. We look forward to harnessing the extensive experience of these two notable organisations and working together to finance and develop the Kolwezi Project according to world standards.”

Geoffrey Qhena, CEO of IDC, said: “We are exercising the options because this project fits in well with our investment strategy for Africa that we participate in projects that are geared to make a difference by creating jobs. Kolwezi is a project that surely will make a difference amongst the communities of Kolwezi. We anticipate that this project shall generate socio-economic benefits to the people living in the region.”

Rashad Kaldany, Director of IFC’s Oil, Gas, Mining and Chemicals Department noted that the Kolwezi Project is currently the most advanced mining project in the DRC, and would be the first one to move forward under the country’s new mining code, which, amongst other things, regulates the accrual of financial benefits from mining to central and local governments. The IFC cooperates closely with the World Bank, which assisted in the drafting of the code. “If the development of the project proceeds as planned, the Kolwezi Tailings project has the potential to act as a benchmark project through its commitment to revenue transparency and local community development. Moreover, a successful project implementation should give confidence to further private sector development in the DRC’s mining sector. The IFC is particularly pleased that both Adastra and the Government of the DRC are committed to the principles of the Extractive Industries Transparency Initiative (EITI).”

Following the completion of the transactions, the share ownership of KMT will be as follows:

Capital Structure		Shareholders	Ownership
Class of Shares	% of KMT		% of class	% of KMT
A	5.0	Government of the DRC	100.0	5.0
B	12.5	Gécamines	100.0	12.5
C	82.5	CMD IDC IFC	78.8 12.1 9.1	65.0 10.0 7.5
	_____ 100.0	Total		_____ 100.0

About the Industrial Development Corporation of South Africa

The IDC (www.idc.co.za) is a self-financing, South African state-owned national development finance institution that provides financing to entrepreneurs engaged in competitive industries. It follows normal company policies and procedures in its operations, pays income tax at corporate rates and dividends to its shareholder, and reports on a consolidated basis, with its annual report freely available to the public.

Its primary objectives are to contribute to balanced sustainable economic growth in Africa and to the economic empowerment of the South African population, thereby promoting the economic prosperity of all citizens of the African continent.

About the International Finance Corporation

The International Finance Corporation is the private sector arm of the World Bank Group and is headquartered in Washington, D.C. IFC coordinates its activities with the other institutions of the World Bank Group but is legally and financially independent. Its 178 member countries provide its share capital and collectively determine its policies.

The mission of IFC is to promote sustainable private sector investment in developing and transition countries, helping to reduce poverty and improve people’s lives. IFC finances private sector investments in the developing world, mobilizes capital in the international financial markets, helps clients improve social and environmental sustainability, and provides technical assistance and advice to governments and businesses. From its founding in 1956 through FY05, IFC has committed more than $49 billion of its own funds and arranged $24 billion in syndications for 3,319 companies in 140 developing countries. For more information, visit www.ifc.org.

About the Kolwezi Project

Adastra’s Kolwezi Project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 1.49% copper and 0.32% cobalt, as determined by Dr. Isobel Clark of Geostokos Limited, a “qualified person” as defined by the Canadian Securities Administrators’ NI 43-101.This resource has the potential to host one of the world’s largest and lowest cost cobalt producers. A definitive feasibility study is expected to be completed in the first quarter of 2006. If this study is favourable, construction is expected to commence before year-end, with first production in mid 2008. The project is expected to produce initially approximately 5,500 tonnes of cobalt and 30,000 tonnes of copper annually, at which level of output Kolwezi has a mine life in excess of 50 years.

Such a project would generate significant taxation, royalty and dividend revenues to the Government, as well as providing local employment and contributing to the regeneration of the DRC’s copper belt infrastructure.

About Adastra

Adastra is an international mining company listed on the Toronto Stock Exchange and on AIM, in London, under the symbol “AAA”. It is currently developing several mineral assets in Central Africa, including the Kolwezi Project and the possible rehabilitation of the Kipushi zinc mine in the DRC. Adastra’s growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

Contact us:

Adastra in London
Tim Read	Justine Howarth / Cathy Malins
Chief Executive Officer	Parkgreen Communications
T: +44 (0)20 7355 3552	T: +44 (0)20 7493 3713
F: +44 (0)20 7355 3554	F: +44 (0)20 7491 3936
E: london@adastramin.com	E: justine.howarth@parkgreenmedia.com
IDC in South Africa	IFC in Washington
Dante Mashile, CPRP	Joe O’Keefe
Head of Corporate Affairs	Senior Manager Corporate Relations
Industrial Development Corporation	International Finance Corporation
T:+27 11 269 3891	T: +1 202 458 4032
M:+27 83 643 1859	E: jokeefe@ifc.org
F:+27 11 269 3894	http://www.ifc.org
E:dantem@idc.co.za
http://www.idc.co.za

Adastra in North America

Martti Kangas

The Equicom Group

T: +1 416 815 0700 x. 243

+1 800 385 5451 (toll free)

F: +1 416 815 0080

E: mkangas@equicomgroup.com

This News Release contains forwardlooking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company’s plans for its principal properties in the Democratic Republic of Congo (“DRC”). These forwardlooking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forwardlooking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company’s operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20–F for the year ended October 31, 2004 and Reports on Form 6–K filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADASTRA MINERALS INC.

(Registrant)

Date	October 17, 2005
By:	/s/ Paul C. MacNeill

Paul C. MacNeill

Director